LINQTO CAPITAL LLC
(SEC ID No. 8-70775)

Statement of Financial Condition as of December 31, 2023 and Report of Independent Registered Public Accounting Firm

This report is filed in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

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SEC FILE NUMBER
8-70775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/22/2022 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Linqto Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Metro Drive Suite 335
(No. and Street)

San Jose	California	95110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian M Moran	704-840-5943	brian@linqto.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

555 Mission Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian M Moran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Linqto Capital LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mecklenburg County, North Carolina
I certify that the following person(s) personally appeared before me this day, each acknowledging to me that he or she signed the foregoing document:

Name(s): BRIAN MICHAEL MORAN

Date: 04-19-2024

RAJ PATEL, Notary Public
My commission expires: 06-12-2028

Signature:

Title:
Chief Executive Officer

RAJ PATEL
NOTARY PUBLIC
Mecklenburg County, NC
My Comm. Expires:06-12-2028

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INDEX TO FINANCIAL STATEMENT

This report is filed in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of Linqto, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Linqto Capital LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

April 22, 2024

We have served as the Company's auditor since 2023.

Linqto Capital LLC
Statement of Financial Condition
December 31, 2023
(In thousands)

		December 31, 2023
Assets		
Cash	$	1,793
Due from affiliate (Note 3)		9
Prepaid expenses and other assets		6
Total assets	$	1,808
Liabilities and member's equity		
Due to affiliate (Note 3)	$	869
Accounts payable and accrued expenses		58
Total liabilities		927
Commitments and contingencies (Note 5)		
Member's equity (Note 3)		881
Total liabilities and member's equity	$	1,808

The accompanying notes are an integral part of this Statement of Financial Condition.

This report is filed in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS

Linqto Capital LLC (the "Company"), a wholly owned subsidiary of Linqto Inc. (the "Parent"), is a Delaware corporation formed on March 26, 2021, and headquartered in San Jose, California. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and Alternative Trading System ("ATS") and became a member of the Financial Industry Regulatory Authority ("FINRA") on November 22, 2022. The Company engages in the business of providing financial services for customers (also referred to as "investor members") of Linqto Liquidshares LLC ("Liquidshares"), a wholly owned subsidiary of the Parent.

Liquidshares, acting as the primary investor, purchases shares of private company securities in the secondary market. These purchased shares are invested in by accredited investor members on a fully disclosed basis through the creation of a Series LLC ("SPVs"), which hold the purchased shares and issues unit subscriptions, referred to herein as Unit Subscription Available ("USA"), to investor members. Each unit acquired of the SPV represents beneficial interest in one share from the private company issuer.

The Company does not carry or clear customer accounts. The accompanying financial statement may not necessarily be indicative of conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement and notes have been prepared pursuant to accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. dollars. All dollar amounts in tables, except unit amounts, and in the notes to the consolidated financial statement are presented in thousands unless otherwise noted.

USE OF ESTIMATES

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from the Company's estimates and assumptions and these differences could be material.

REPORTABLE SEGMENTS

The Company operates the business as one reportable segment. The Company's principal business activities relate to providing financial services to investor members.

(Dollar amounts in thousands)

CASH

Cash is held at major financial institutions and is subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations**.** No losses have been experienced related to such accounts.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS PENDING ADOPTION

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

NOTE 3: RELATED PARTY TRANSACTIONS

Due to Affiliate

Due to affiliate represents the Company's liability to its Parent for direct expenses paid on behalf of the Company and allocated indirect expenses. As of December 31, 2023, direct and indirect expenses paid by the Parent and not yet reimbursed by the Company were $869 and are presented within the due to affiliate on the statement of financial condition.

Due from Affiliate

Due from affiliate represents an amount receivable from Liquidshares.

Contributions

Member's equity at November 22, 2022 represents an initial contribution made by the Parent. There were no capital contributions or withdrawals as of December 31, 2023.

It is possible that the terms of certain related-party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Executives and directors may apply to be investor members. The Company believes all such transactions by related persons were made in the ordinary course of business and offered with consistent terms available to third parties.

(Dollar amounts in thousands)

NOTE 4: REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act). Under the basic method permitted by this rule, net capital, as defined, shall not be less than the greater of $5 or twelve and a half of aggregate indebtedness. As of December 31, 2023, the Company's net capital was $866, which was approximately $750 in excess of its required net capital of $116, and its percentage of aggregate debit balances to net capital was 107.0%. As of December 31, 2023, the Company has met all capital adequacy requirements to which it is subject.

The Company is exempt from the SEC Customer Protection Rule (SEC Rule 15c3-3) and computation of customer and proprietary securities ("PAB") account reserve requirements and possession or control requirements as the Company's business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and will provide disclosures when losses are reasonably possible and records loss contingency reserves when losses are probable and reasonably estimable in accordance with the loss contingencies accounting guidance. As of December 31, 2023, there were no loss contingencies recorded related to legal proceedings or regulatory matters.

NOTE 6: SUBSEQUENT EVENTS

The Company evaluated events through April 22, 2024, the date that this financial statement was available to be issued and determined that there were no subsequent events requiring adjustment in this financial statement, and other than described below, no subsequent events requiring disclosure in this financial statement.

On April 9, 2024, Linqto, Inc., the Company's Parent, and Blockchain Coinventors Acquisition Corp. I (Nasdaq: BCSA) entered into a definitive business combination agreement.